Filed Pursuant to Rule 424(b)(3)
Registration No. 333-83026

PROSPECTUS

PINNACLE SYSTEMS, INC.

1,005,636 Shares

COMMON STOCK

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                These shares may be offered and sold from time to time by certain shareholders of Pinnacle Systems, Inc., a California corporation (“we,” “us,” “our”) identified in this prospectus under the heading of “Selling Shareholders.” The Selling Shareholders acquired the shares in connection with the acquisition by PS Miro Holdings Inc. & Co. KG, or Pinnacle KG, and Pinnacle Systems GmbH, or Pinnacle GmbH, of certain assets of Fast Multimedia Inc., or Fast U.S., and Fast Multimedia AG, or Fast Germany, pursuant to the Asset Purchase and Transfer Agreement, or the Asset Agreement, dated September 13, 2001 by and among us, Pinnacle KG, Pinnacle GmbH, Fast U.S., Fast Germany and certain other parties.

                The Selling Shareholders will receive all of the net proceeds from the sale of the shares and will pay all underwriting discounts and selling commissions, if any, applicable to the sale of the shares. We will not receive any of the proceeds from the sale of the shares.

                YOU SHOULD CONSIDER CAREFULLY THE RISK FACTORS BEGINNING ON PAGE 4 OF THIS PROSPECTUS BEFORE PURCHASING ANY OF THE COMMON STOCK OFFERED HEREBY.

                Our common stock is traded on the Nasdaq National Market under the symbol “PCLE.” On February 12, 2002, the last sale price of a share of our common stock was $8.00.

                Neither the Securities and Exchange Commission nor any state securities commission has approved or disapproved of these securities or determined if this prospectus is truthful or complete. Any representation to the contrary is a criminal offense.

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The date of this Prospectus is March 1, 2002.

                You should rely only on the information contained in this prospectus. We have not authorized anyone to provide you with information different from that contained in this prospectus. The Selling Shareholders are offering to sell, and seeking offers to buy, shares of our common stock only in jurisdictions where offers and sales are permitted. The information contained in this prospectus is accurate only as of the date of this prospectus, regardless of the time of delivery of this prospectus or of any sale of the shares.

                In this prospectus, “we,” “us,” and “our” refer to Pinnacle Systems, Inc. and its subsidiaries.

WHERE TO FIND ADDITIONAL INFORMATION ABOUT US

                We file annual, quarterly and special reports, proxy statements and other information with the Securities and Exchange Commission, referred to as the SEC. You may read and copy any document we file at the SEC’s public reference facilities in Room 1034, 450 Fifth Street, N.W., Washington, D.C. 20549, and at the SEC’s regional offices at Northwestern Atrium Center, 500 West Madison Street, Suite 1400, Chicago, Illinois 60661. Please call the SEC at 1-800-SEC-0330 for further information on the public reference rooms. Our SEC filings are also available to the public at the SEC’s web site at http://www.sec.gov.

INFORMATION INCORPORATED BY REFERENCE

                The SEC allows us to “incorporate by reference” the information we file with them, which means that we can disclose important information to you by referring you to those documents. The information incorporated by reference is considered to be a part of this prospectus, and later information that we file with the SEC will automatically update and supersede this information. We incorporate by reference the documents listed below, and any future filings made with the SEC under Sections 13(a), 13(c), 14 or 15(d) of the Securities Exchange Act of 1934, as amended, or the 1934 Act, until the Selling Shareholders sell all the shares. The documents we incorporate by reference are:

                (1)         Our Quarterly Report on Form 10–Q for the quarter ended December 31, 2001, filed with the Securities Exchange and Commission on February 14, 2002 pursuant to Section 13 of the 1934 Act;

                (2)         Our Quarterly Report on Form 10–Q for the quarter ended September 30, 2001 filed with the Securities and Exchange Commission on November 14, 2001 pursuant to Section 13 of the 1934 Act;

                (3)         Our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed with the Securities and Exchange Commission on September 26, 2001 pursuant to Section 13 of the 1934 Act;

                (4)         The description of our common stock contained in our Registration Statement on Form 8-A filed with the Securities and Exchange Commission on September 9, 1994; and

                (5)         The description of our Preferred Share Purchase Rights contained in our Registration Statement on Form 8-A as filed with the Securities and Exchange Commission on December 19, 1996, as amended May 19, 1998.

                You may request a copy of these filings, at no cost, by written or oral request to the following address: Chief Financial Officer, Pinnacle Systems, Inc., 280 North Bernardo Avenue, Mountain View, California 94043; telephone number (650) 526-1600.

                All documents subsequently filed by us pursuant to Sections 13(a), 13(c), 14 and 15(d) of the 1934 Act prior to the filing of a post–effective amendment which indicates that all securities registered have been sold or which deregisters all securities then remaining unsold, shall be deemed to be incorporated by reference in this Registration Statement and to be part hereof from the date of filing of such documents.

                You should rely on the information incorporated by reference or provided in this prospectus. We have authorized no one to provide you with different information. We are not making an offer of these securities in any state where the offer is not permitted. You should not assume that the information in this prospectus is accurate as of any date other than the date on the front of the document.

FORWARD LOOKING INFORMATION

                This prospectus, including the information incorporated by reference herein, contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, or the “Securities Act”, and Section 21E of the 1934 Act. Forward–looking statements deal with our current plans, intentions, beliefs and expectations and statements of future economic performance. Statements containing terms such as “believes,” “does not believe,” “plans,” “expects,” “intends,” “estimates,” “anticipates” and other phrases of similar meaning are considered to contain uncertainty and are forward–looking statements. Actual results could differ materially from those projected in the forward-looking statements as a result of the risk factors set forth below. Reference is made in particular to the discussion set forth under “Management’s Discussion and Analysis of Financial Condition and Results of Operations” in our Annual Report on Form 10–K for the fiscal year ended June 30, 2001 and in our Quarterly Report on Form 10-Q for the quarter ended September 30, 2001, both of which are incorporated herein by reference. In connection with forward–looking statements that appear in these disclosures, prospective purchasers of the common stock offered hereby should carefully consider the factors set forth in this prospectus under “Risk Factors.”

PROSPECTUS SUMMARY

PINNACLE SYSTEMS, INC.

                You should read the following summary together with the more detailed information appearing elsewhere in this prospectus, especially “Risk Factors”, and the audited condensed consolidated financial statements and notes thereto contained in our Annual Report on Form 10-K for the fiscal year ended June 30, 2001, filed September 26 2001, and in our Quarterly Report on Form 10Q for the quarter ended September 30, 2001, filed November 14, 2001, both of which are incorporated herein by reference.

                We are a supplier of video authoring, storage, distribution and Internet streaming solutions for broadcasters, professionals, and consumers. Our products are used to create, store, and distribute video content for television programs, television commercials, pay-per-view, sports video, corporate communications and personal home movies. In addition, our products are increasingly being used to stream video over the Internet.

                We were incorporated in California in 1986. We maintain our executive offices at 280 North Bernardo Avenue, Mountain View, California 94043, and our telephone number is (650) 526-1600. We maintain a Web site at www.pinnaclesys.com. Information contained on our Web site does not constitute part of, nor is it incorporated by reference into, this prospectus.

RISK FACTORS

                ☒ There are various factors which may cause our quarterly net revenues and operating results to fluctuate. Quarter-to-quarter variations could result in a substantial decrease in our stock price if our revenues or operating results are below analysts’ expectations.

                Our quarterly operating results have varied significantly in the past and may continue to fluctuate because of a number of factors, many of which are outside our control. These factors include:

                • Increased competition and pricing pressure;

                • Timing of significant orders from and shipments to major customers, including OEM’s and our large broadcast accounts;

                • Timing and market acceptance of new products;

                • Success in developing, introducing and shipping new products;

                • Dependence on distribution channels through which our products are sold;

                • Accuracy of our and our resellers’ forecasts of end-user demand;

                • Accuracy of inventory forecasts;

                • Ability to obtain sufficient supplies from our subcontractors;

                • Timing and level of consumer product returns;

                • Foreign currency fluctuations;

                • Costs of integrating acquired operations; and

                • General domestic and international economic conditions.

                We also experience significant fluctuations in orders and sales due to seasonal fluctuations, the timing of major trade shows and the sale of consumer products in anticipation of the holiday season. Sales usually slow down during the summer months of July and August, especially in Europe. Also, we attend a number of annual trade shows, which can influence the order pattern of products, including CEBIT in March, the NAB convention in April and the IBC convention in September.

                Our operating expense levels are based, in part, on our expectations of future revenue. As a result, any shortfall in our quarterly net sales would have a disproportionate affect on our quarterly net income. The resulting quarter-to-quarter variations in our revenues and operating results could create uncertainty about the direction or progress of our business, which could cause our stock price to decline.

                Due to these factors, our quarterly revenues and operating results are not predictable with any significant degree of accuracy. As a result, we believe that quarter-to-quarter comparisons of our results of operations are not necessarily meaningful and should not be relied upon as indicators of future performance.

                ☒ Deteriorating market conditions and continued economic uncertainty could materially adversely impact our revenues and growth rate.

                As a result of recent unfavorable economic conditions and reduced capital spending, individuals and companies have delayed or reduced expenditures, as we experienced during the fourth quarter of fiscal 2001 and the first quarter of fiscal 2002. Although our sales increased in the second quarter of fiscal 2002 from the first quarter of fiscal 2002, we still remain uncertain of our sales for the remainder of fiscal 2002 due to current unfavorable economic conditions. The revenue growth and profitability of our business depends primarily on the overall demand for our products. Softening demand for these products resulting from ongoing economic uncertainty may result in decreased revenues or earnings levels or growth rates. If United States or international economic conditions worsen, demand for our products may weaken, and our business, operating results, financial condition and stock price may be materially adversely affected as a result.

               ☒ Our revenues, particularly in the Broadcast and Professional Solutions Division, are becoming increasingly dependent on large broadcast system sales to a few significant customers. Our business and financial condition may be materially adversely affected if sales are delayed or not completed within a given quarter or if any of our significant customers terminate their relationship, or contracts, with us, modify their requirements which may delay installation and revenue recognition, or significantly reduce the amount of business they do with us.

                We expect sales of large broadcast systems to a few significant customers to continue to constitute a material portion of our net revenues. Our quarterly and annual revenues could fluctuate significantly if:

                • Sales to one or more of our significant customers are delayed or are not completed within a given quarter;

                • The contract terms preclude us from recognizing revenue during that quarter;

                • We are unable to provide any of our major customers with products in a timely manner and on competitive pricing terms;

                • Any of our major customers experience competitive, operational or financial difficulties;

                • Any of our major customers terminate their relationship with us or significantly reduce the amount of business they do with us; or

                • Any of our major customers reduce their capital investments in our products in response to slowing economic growth.

                If we are unable to complete anticipated transactions within a given quarter, our revenues may fall below the expectations of market analysts, and our stock price could decline.

               ☒ We incurred losses in fiscal 2001 and in the first and second quarters of fiscal 2002, and expect to continue to incur losses throughout the remainder of fiscal 2002.

                In fiscal 2001, we recorded net losses of approximately $60.5 million. In the first quarter of fiscal 2002, we recorded a net loss of $15.5 million. In the second quarter of fiscal 2002, we recorded a net loss of $8.3 million. In light of the current economic downturn, we expect revenues in fiscal 2002 to be lower than revenues in fiscal 2001 and, as a result, we expect to incur net losses in fiscal 2002. If we continue to incur losses, if our revenues decline or grow at a slower rate, or if our expenses increase without commensurate increases in revenues, our operating results will suffer and the price of our common stock may decline.

               ☒ Our goodwill and other intangible assets may become impaired, rendering their carrying amounts unrecoverable, and, as a result, we may be required to record a substantial impairment charge that will adversely affect our financial position.

                As of December 31, 2001, we had approximately $93.1 million of goodwill and other intangible assets. Since the time that we acquired many of these assets, our stock price has declined significantly and, as of September 30, 2001, the net book value of our intangible assets on our balance sheet exceeded our market capitalization. Since September 30, 2001, our stock price has increased and, as of December 31, 2001, our market capitalization exceeded the net book value of our intangible assets. We periodically evaluate whether our goodwill, other intangible assets and other long-lived assets have been impaired. This evaluation includes an analysis of the estimated future undiscounted net cash flows that we expect to generate by the assets over their estimated useful lives. If the estimated future undiscounted net cash flows are insufficient to recover the carrying value of the assets over their estimated useful lives, we will record an impairment charge equal to the amount by which the carrying value of the assets exceeds their fair market value. The recent general economic slowdown has adversely affected demand for our products, increasing the likelihood that our goodwill and other intangible assets will become impaired. If we determine that our goodwill and other intangible assets have been impaired in any particular quarter, we will recognize asset impairment charges for that quarter. Asset impairment charges of this nature could be significant and could have a material adverse effect on our financial position and results of operations.

                ☒ Quarter-end discounting, resulting from customers delaying negotiations until quarter-end in an effort to improve their ability to obtain more favorable pricing terms, may delay sales transactions.

                We recognize a substantial portion of our revenues in the last month or weeks of a given quarter, and our revenues in a given quarter depend substantially on orders booked during the last month or weeks of a quarter. Due to the prevalence of end-of-month sales activity, if certain sales cannot be closed during those last weeks, sales may be deferred until the following quarter. This may cause our quarterly revenues to fall below analysts’ expectations.

                ☒ The recent terrorist attacks in New York City and Washington could have an adverse effect on our business, results of operations and financial condition.

                The September 11, 2001 terrorist attacks in New York City and Washington, D.C. could have an adverse effect on our revenues, results of operations and financial condition. Throughout 2001 and the beginning of 2002, capital investment by businesses, particularly capital investment in technology, declined significantly. Economic and political uncertainty resulting from the attacks could result in further declines in new technology investments. We do not know what the continuing effect of the September attacks, any new attacks or the war in Afghanistan could have on our business, revenues or results of operations. If businesses decide to defer or cancel purchases of our products, our revenues would decline, and our results of operations and financial condition would be adversely affected.

               ☒ We are dependent on contract manufacturers and single or limited source suppliers for our components. If these manufacturers and suppliers do not meet our demand either in volume or quality, our business and financial condition could be materially harmed.

                We rely on subcontractors to manufacture our professional and consumer products and the major subassemblies of our broadcast products. We and our manufacturing subcontractors are dependent upon single or limited source suppliers for a number of components and parts used in our products, including certain key integrated circuits. Our strategy to rely on subcontractors and single or limited source suppliers involves a number of significant risks, including:

                • Loss of control over the manufacturing process;

                • Potential absence of adequate manufacturing capacity;

                • Potential delays in lead times;

                • Unavailability of certain process technologies;

                • Reduced control over delivery schedules, manufacturing yields, quality and cost; and

                • Unexpected increases in component costs.

                If any significant subcontractor or single or limited source supplier becomes unable or unwilling to continue to manufacture these subassemblies or provide critical components in required volumes, we will have to identify and qualify acceptable replacements or redesign our products with different components. Additional sources may not be available and product redesign may not be feasible on a timely basis. This could materially harm our business. Any extended interruption in the supply of or increase in the cost of the products, subassemblies or components manufactured by third party subcontractors or suppliers could materially harm our business.

                ☒ We must retain key employees to remain competitive.

                If certain of our key employees leave or are no longer able to perform services for us, this could materially and adversely affect our business. We believe that the efforts and abilities of our senior management and key technical personnel are very important to our continued success. As a result, our success is dependent upon our ability to attract and retain qualified technical and managerial personnel. We may not be able to retain our key technical and managerial employees or attract, assimilate and retain such other highly qualified technical and managerial personnel as are required in the future. Also, employees may leave our employ and subsequently compete against us, or contractors may perform services for competitors of ours. If we are unable to retain key personnel, our business could be materially harmed.

                ☒ If we experience difficulty in developing and installing our Vortex News systems, our financial position and results of operations could be harmed.

                In March 2000, we acquired all of the outstanding stock of Montage. The Montage product line includes Vortex News, a networked news solution for broadcasters. Since the Montage acquisition, we have invested significant resources and capital to further develop the Vortex News products, and to integrate those products into our existing products. We have received orders for our Vortex News products from a few important customers. As of December 31, 2001, we have not completed the installation nor assured the proper functioning of any large Vortex News installations. If we experience difficulty in installing our Vortex News systems or in adapting these systems to our customers’ needs, or if our customers are dissatisfied with the functionality or performance of our Vortex News systems once they are installed, these systems may not obtain broad market acceptance or contribute meaningfully to our revenues or profitability. In addition, if we do not successfully install, market and sell these systems, we will consume significant resources without obtaining commensurate revenue, and our financial position and results of operations will be harmed.

                ☒ Any failure to successfully integrate the businesses we have acquired or which we acquire in the future could have an adverse effect on our business or results of operations.

                Over the past three years, we have acquired a number of businesses and technologiesand expect to continue to make acquisitions as part of our growth strategy. In October 2001, we acquired the business and substantially all of the assets, and assumed certain liabilities, of FAST Multimedia Holdings Inc. and FAST Multimedia AG, based in Munich, Germany. In December 2000, we acquired DVD authoring technology from Minerva. In June 2000, we acquired Avid Sports, Inc. and Propel. In April 2000, we acquired Montage. In March 2000, we acquired DES and Puffin. In August 1999, we acquired the Video Communications Division of HP, and Truevision, Inc. We may in the near or long-term pursue additional acquisitions of complementary businesses, products or technologies. Integrating acquired operations is a complex, time-consuming and potentially expensive process. All acquisitions involve risks that could materially and adversely affect our business and operating results. These risks include:

                • Distracting management from the day-to-day operations of our business;

                • Costs, delays and inefficiencies associated with integrating acquired operations, products and personnel;

                • Difficulty in realizing the potential financial or strategic benefits of the transaction;

                • Difficulty in maintaining uniform standards, controls, procedures and policies;

                • Possible impairment of relationships with employees and customers as a result of integration of new businesses and management personnel;

                • Potentially dilutive issuances of our equity securities; and

                • Incurring debt and amortization expenses related to goodwill and other intangible assets.

                ☒ Our stock price may be volatile.

                The trading price of our common stock has in the past, and could in the future, fluctuate significantly. These fluctuations have been, or could be, in response to numerous factors, including:

                • Quarterly variations in results of operations;

                • Announcements of technological innovations or new products by us, our customers or competitors;

                • Changes in securities analysts’ recommendations;

                • Announcements of acquisitions;

                • Changes in earnings estimates made by independent analysts; and

                • General fluctuations in the stock market.

                Our revenues and results of operations may be below the expectations of public market securities analysts or investors. This could result in a sharp decline in the market price of our common stock. In July 2000, we announced that financial results for the fourth quarter of fiscal 2000, which ended June 30, 2000, would be lower than the then current analyst consensus estimates regarding our quarterly results. In the day following this announcement, our share price lost more than 59% of its value. Our shares continue to trade in a price range significantly lower than the range held by our shares before this announcement.

                With the advent of the Internet, new avenues have been created for the dissemination of information. We do not have control over the information that is distributed and discussed on electronic bulletin boards and investment chat rooms. The motives of the people or organizations that distribute such information may not be in our best interest or in the interest of our shareholders. This, in addition to other forms of investment information, including newsletters and research publications, could result in a sharp decline in the market price of our common stock.

                In addition, stock markets have from time to time experienced extreme price and volume fluctuations. The market prices for high technology companies have been particularly affected by these market fluctuations and such effects have often been unrelated to the operating performance of such companies. These broad market fluctuations may cause a decline in the market price of our common stock.

                In the past, following periods of volatility in the market price of a company’s stock, securities class action litigation has been brought against the issuing company. In July 2000, a lawsuit entitled Jiminez v. Pinnacle Systems, Inc. et al., No. 00-CV-2596 was filed in the United States District Court for the Northern District of California against us and certain of its officers and directors. Additional actions based on the same allegations were filed in the same Court. In October 2000, all of the actions were consolidated under the name In re Pinnacle Systems, Inc. Securities Litigation, Master File No. C-00-2596-MMC, and lead plaintiffs and lead counsel were appointed. The consolidated action is a putative class action alleging that defendants violated the federal securities laws by making false and misleading statements concerning our business during a putative class period of April 18, 2000 through July 10, 2000. Plaintiffs seek unspecified damages. Plaintiffs filed a consolidated amended complaint in December 2000, and defendants thereafter moved to dismiss that complaint. In a written order dated May 7, 2001, the Court dismissed the consolidated amended complaint and permitted plaintiffs to file an amended complaint. Plaintiffs filed a second amended complaint in June 2001. Defendants thereafter moved to dismiss that complaint. In a written order dated January 25, 2002, the Court dismissed the second amended complaint and granted plaintiffs 45 days within which to file a third amended complaint. We are defending the case vigorously.

                It is possible that additional similar litigation could be brought against us in the future. The securities class action lawsuit described above and any similar litigation which may be brought against us could result in substantial costs and would likely divert management’s attention and resources. Any adverse determination in such litigation could also subject us to significant liabilities.

                ☒ If our products do not keep pace with the technological developments in the rapidly changing video post-production equipment industry, our business may be materially adversely affected.

                The video post-production equipment industry is characterized by rapidly changing technology, evolving industry standards and frequent new product introductions. The introduction of products embodying new technologies or the emergence of new industry standards can render existing products obsolete or unmarketable. Delays in the introduction or shipment of new or enhanced products, our inability to timely develop and introduce such new products, the failure of such products to gain significant market acceptance or problems associated with new product transitions could materially harm our business, particularly on a quarterly basis.

                We are critically dependent on the successful introduction, market acceptance, manufacture and sale of new products that offer our customers additional features and enhanced performance at competitive prices. Once a new product is developed, we must rapidly commence volume production. This process requires accurate forecasting of customer requirements and attainment of acceptable manufacturing costs. The introduction of new or enhanced products also requires us to manage the transition from older, displaced products to minimize disruption in customer ordering patterns, avoid excessive levels of older product inventories and ensure that adequate supplies of new products can be delivered to meet customer demand. In addition, as is typical with any new product introduction, quality and reliability problems may arise. Any such problems could result in reduced bookings, manufacturing rework costs, delays in collecting accounts receivable, additional service warranty costs and limited market acceptance of the product.

                ☒ If we do not compete effectively against other companies in our markets, our business and results of operations will be harmed.

                The market for our products is highly competitive and diverse, and the technologies for our products can change rapidly. New products are introduced frequently and existing products are continually enhanced. We compete in the broadcast, professional and consumer video production markets. We anticipate increased competition in each of the broadcast, professional and consumer video production markets, particularly since the industry continues to undergo a period of rapid technological change and consolidation. Competition for our broadcast, professional, and consumer video products is generally based on:

                • Product performance;

                • Breadth of product line;

                • Quality of service and support;

                • Market presence;

                • Price; and

                • Ability of competitors to develop new, higher performance, lower cost consumer video products.

                Certain competitors in the broadcast, professional and consumer video markets have larger financial, technical, marketing, sales and customer support resources, greater name recognition and larger installed customer bases than we do. In addition, some competitors have established relationships with current and potential customers of ours and offer a wide variety of video equipment that can be bundled in certain large system sales.

                Our principal competitors in the broadcast market include:

                Accom, Inc.
                Avid Technology
                Chyron Corporation
                Grass Valley Group
                Leitch Technology Corporation
                Matsushita Electric Industrial Co. Ltd.
                Quantel Ltd. (a division of Carlton Communications Plc) SeaChange Corporation
                Sony Corporation

                Our principal competitors in the professional and consumer markets are:

                Adobe Systems, Inc.
                Apple Computer
                Avid Technology, Inc.
                Dazzle Multimedia (a division of SCM Microsystems, Inc.)
                Hauppauge Digital, Inc.
                Matrox Electronics Systems, Ltd.
                Media 100, Inc.
                Sony Corporation

                These lists are not all-inclusive.

                The consumer market in which certain of our products compete is highly competitive. There are several established video companies that currently offer products or solutions that compete directly or indirectly with our consumer products by providing some or all of the same features and video editing capabilities. In addition, we expect that existing manufacturers and new market entrants will develop new, higher performance, lower cost consumer video products that may compete directly with our consumer products. We expect that potential competition in this market is likely to come from existing video editing companies, software application companies or new entrants into the market, many of which have the financial resources, marketing and technical ability to develop products for the consumer video market.

                Increased competition in the broadcast, professional or consumer markets could result in price reductions, reduced margins and loss of market share. If we cannot compete effectively in these markets by offering products that are comparable in functionality, ease of use and price to those of our competitors, our revenues will decrease and our operating results will be adversely affected.

               ☒ We rely heavily on dealers and OEMs to market, sell and distribute our products. In turn, we depend heavily on the success of these resellers. If these resellers are not successful in selling our products or if we are unsuccessful in opening up new distribution channels, our financial performance will be negatively affected.

                A significant portion of our sales are sourced, developed and closed through dealers and OEMs. We believe that these resellers have a substantial influence on customer purchase decisions, especially purchase decisions by large enterprise customers. These resellers may not effectively promote or market our products or may experience financial difficulties and even close operations. In addition, our dealers and retailers are not contractually obligated to sell our products.

                Therefore, they may, at any time, refuse to promote or pay for our products. Also, since many of our distribution arrangements are non-exclusive, our resellers may carry our competitors’ products and could discontinue our products in favor of our competitors’ products.

                Also, with these distribution channels standing between us and the actual market, we may not be able to accurately gauge current demand for products and anticipate demand for newly introduced products. For example, dealers may place large initial orders for a new product just to keep their stores stocked with the newest products, not because there is a significant demand for them.

                With respect to consumer products offerings, we have expanded our distribution network to include several consumer channels, including large distributors of products to computer software and hardware retailers, which in turn sell products to end users. We also sell our consumer products directly to certain retailers. Rapid change and financial difficulties of distributors have characterized distribution channels for consumer retail products. Our consumer product distribution network has exposed us to the following risks, some of which are out of our control:

                • We are obligated to provide price protection to such retailers and distributors and, while the agreements limit the conditions under which product can be returned to us, we may be faced with product returns or price protection obligations;

                The distributors or retailers may not continue to stock and sell our consumer products; and

                • Retailers and retail distributors often carry competing products.

                As a result of these risks, we could experience unforeseen variability in our revenues and operating results.

                ☒ Excess or obsolete inventory, and overdue or uncollectible accounts receivables, could weaken our cash flow, harm our financial condition and results of operations and cause our stock price to fall.

                The recent downturn in the global economy has contributed to a reduced demand for some of our products. As a result, we may experience increased exposure to excess and obsolete inventories and higher overdue and uncollectible accounts receivables. If we fail to properly manage these inventory and accounts receivables risks, our cash flow may be weakened, and our financial position and results of operations could be harmed as a result. This, in turn, may cause our stock price to fall. If the global economic or market conditions continue, our financial position may be further weakened.

                ☒ We may be adversely affected if a third party sues us or if we decide to sue a third party regarding intellectual property rights.

                There has been substantial litigation regarding patent, trademark and other intellectual property rights involving technology companies. In the future, litigation may be necessary to enforce any patents issued to us, to protect our trade secrets, trademarks and other intellectual property rights owned by us, or to defend us against claimed infringement. We are also exposed to litigation arising from disputes in the ordinary course of business. This litigation may:

                • Divert management’s attention away from the operation of our business

                • Result in the loss of our proprietary rights

                • Subject us to significant liabilities

                • Force us to seek licenses from third parties

                • Prevent us from manufacturing or selling products

                Any of these results could materially harm our business.

                In the course of business, we have in the past received communications asserting that our products infringe patents or other intellectual property rights of third parties. We investigated the factual basis of such communications and negotiated licenses where appropriate. It is likely that, in the course of our business, we will receive similar communications in the future. While it may be necessary or desirable in the future to obtain licenses relating to one or more of our products, or relating to current or future technologies, we may not be able to do so on commercially reasonable terms, or at all. These disputes may not be settled on commercially reasonable terms and may result in long and costly litigation.

                ☒ We may be unable to protect our proprietary information and procedures effectively.

                We must protect our proprietary technology and operate without infringing the intellectual property rights of others. We rely on a combination of patent, copyright, trademark and trade secret laws and other intellectual property protection methods to protect our proprietary technology. In addition, we generally enter into confidentiality and nondisclosure agreements with our employees and OEM customers and limit access to, and distribution of, our proprietary technology. These steps may not adequately protect our proprietary information nor give us any competitive advantage. Others may independently develop substantially equivalent intellectual property or otherwise gain access to our trade secrets or intellectual property, or disclose such intellectual property or trade secrets. If we are unable to protect our intellectual property, our business could be materially harmed.

                ☒ Because we sell products internationally, we are subject to additional risks.

                Sales of our products outside of North America represented approximately 54.1% of net sales in the quarter ended December 31, 2001 and 60.5% of net sales in the quarter ended December 31, 2000. Sales of our products outside of North America represented approximately 49.4% of net sales in the six months ended December 31, 2001 and 57.7% of net sales in the six months ended December 31, 2000. We expect that international sales will continue to represent a significant portion of our net sales. We make foreign currency denominated sales in many, primarily European, countries. This exposes us to risks associated with currency exchange fluctuations. Throughout the remainder of fiscal 2002 and beyond, we expect that a majority of our European sales will continue to be denominated in local foreign currency, including the Euro. We have developed natural hedges for some of this risk since most of the European operating expenses are also denominated in local currency. However, where we sell our products in local currencies, we may be competitively unable to change our prices to reflect exchange rate fluctuations. For example, in recent periods, our revenues have been adversely affected by the decline in value of the Yen and Euro and our component currencies relative to the U.S. dollar.

                As of December 31, 2001, our cash balance was approximately $66.1 million, with approximately $35.8 million derived from U.S. operations and approximately $30.3 million derived from international operations. Our cash balance from international operations included various foreign currencies, primarily the Euro, but also included the British Pound and the Japanese Yen. Our operational structure is such that fluctuations in foreign exchange rates can impact and cause fluctuations in our cash balance.

                In addition to foreign currency risks, our international sales and operations may also be subject to the following risks:

                • Unexpected changes in regulatory requirements;

                • Export license requirements;

                • Restrictions on the export of critical technology;

                • Political instability;

                • Trade restrictions;

                • Changes in tariffs;

                • Difficulties in staffing and managing international operations; and

                • Potential insolvency of international dealers and difficulty in collecting accounts.

We are also subject to the risks of generally poor economic conditions in certain areas of the world, most notably Asia. These risks may harm our future international sales and, consequently, our business.

USE OF PROCEEDS

               We will not receive any proceeds from the sale of the shares by the Selling Shareholders. All proceeds from the sale of the shares will go to the Selling Shareholder who offers and sells its shares.

SELLING SHAREHOLDERS

               The following table sets forth information with respect to the number of shares of common stock beneficially owned by the Selling Shareholders named below and as adjusted to give effect to the sale of the shares offered hereby. Beneficial ownership is determined according to the rules of the Securities Exchange Commission, and includes shares subject to options currently exercisable or exercisable within 60 days of February 11, 2002. Shares subject to such options are deemed outstanding for computing the percentage ownership of the person holding such options, but not for computing the percentage ownership of any other person. The information in the table below is current as of the date of this prospectus. The shares are being registered to permit public secondary trading of the shares, and the Selling Shareholders may offer the shares for resale from time to time.

               The shares being offered by the Selling Shareholders were acquired pursuant to the Asset Agreement. The shares were issued pursuant to an exemption from the registration requirements of the Securities Act. The Selling Shareholders do not own more than 1% of our total outstanding common stock.

               The shares offered by this prospectus may be offered from time to time by the Selling Shareholders named below:

	Ownership Prior to Offering			Ownership After Offering (2)
Name of Selling Shareholder	Number of Shares Beneficially Owned Prior to the Offering (1)		Number of Shares Being Offered	Number of Shares Beneficially Owned After the Offering
	Number	Percent		Number	Percent
Fast Multimedia Inc.	473,375	*	473,375	--	--
Fast Multimedia AG	532,261	*	532,261	--	--

*	Less than one percent.

(1)	Based on 57,167,453 shares of common stock outstanding as of February 11, 2002, excluding treasury stock, and on the Selling Shareholders’ beneficial ownership of our common stock as of February 11, 2002.

(2)	Assumes the sale of all of the shares of common stock offered by each of the Selling Shareholders. This Registration Statement also shall cover any additional shares of common stock which become issuable in connection with the shares registered for sale hereby by reason of any stock dividend, stock split, recapitalization or other similar transaction effected without receipt of consideration which results in an increase in the number of our outstanding common stock.

               Pursuant to the terms of the Registration Rights Agreement dated October 2, 2001 between us, Fast Germany and Fast U.S. (the “Rights Agreement”), we undertook to register, on a registration statement of which this prospectus is a part, all of the shares to be issued to the Selling Shareholders within three (3) days of the issuance of the shares. The Rights Agreement also includes certain indemnification and contribution arrangements between us and the Selling Shareholders.

PLAN OF DISTRIBUTION

               The shares may be sold from time to time by the Selling Shareholders or by pledgees, donees, transferees or other successors in interest. Such sales may be made in any one or more transactions (which may involve block transactions) on the Nasdaq National Market, or any exchange on which our common stock may then be listed, in the over-the-counter market or otherwise in negotiated transactions or a combination of such methods of sale, at market prices prevailing at the time of sale, at prices related to such prevailing market prices or at negotiated prices. The Selling Shareholders may effect such transactions by selling shares to or through broker-dealers, and such broker-dealers may sell the shares as agent or may purchase such shares as principal and resell them for their own account pursuant to this prospectus. Such broker-dealers may receive compensation in the form of underwriting discounts, concessions or commissions from the Selling Shareholders and/or purchasers of the shares, for whom they may act as agent (which compensation may be in excess of customary commissions). The Selling Shareholders will act independently of us in making decisions with respect to the timing, manner and size of each sale.

               The aggregate proceeds to the Selling Shareholders from the sale of the shares will be the purchase price of the common stock sold less the aggregate agents’ commissions, if any, and other expenses of issuance and distribution not borne by us. The Selling Shareholders and any dealers or agents that participate in the distribution of the shares may be deemed to be “underwriters” within the meaning of the Securities Act, and any profit on the sale of the shares by them and any commissions received by any such dealers or agents might be deemed to be underwriting discounts and commissions under the Securities Act.

               To the extent required, the specific shares of common stock to be sold, the name of the Selling Shareholders, purchase price, public offering price, the names of any such agent, dealer or underwriter, and any applicable commission or discount with respect to a particular offering will be set forth in an accompanying prospectus supplement.

               We have agreed to bear certain expenses of registration of the shares under the federal and state securities laws and of any offering and sale hereunder, not including certain expenses such as commissions, underwriting discounts and fees of dealers or agents attributable to the sale of the shares, and fees and expenses of the Selling Shareholders’ counsel and any other advisors attributable to the sale of the shares.

               The Rights Agreement provides that we will indemnify the Selling Shareholders and certain related parties against certain liabilities, including liabilities under the Securities Act. The Rights Agreement also provides that the Selling Shareholders will indemnify us and certain related parties against certain liabilities.

               We may suspend the use of this prospectus for a discrete period of time, not exceeding 45 days, if our Board of Directors reasonably determines in good faith that a development has occurred or a condition exists as a result of which the registration statement or prospectus contains or incorporates by reference a material misstatement or omission, the correction of which would require the premature disclosure of confidential information that would, in our Board of Directors’ good faith determination, materially and adversely affect us. We may not exercise this delay right more than twice in any 12–month period. We are required to use our commercially reasonable best efforts to cause the registration statement of which this prospectus is a part to become and remain effective until the sooner to occur of (i) the date on which all shares included within the registration statement of which this prospectus is a part have been sold or (ii) the first anniversary of the date of the issuance of such shares.

               Any securities covered by this prospectus which qualify for sale pursuant to Rule 144 under the Securities Act may be sold under that Rule rather than pursuant to this prospectus.

                There can be no assurance that the Selling Shareholders will sell any or all of the shares of our common stock offered by them hereunder.

EXPERTS

                Our consolidated financial statements and schedule as of June 30, 2001 and 2000 and for each of the years in the three-year period ended June 30, 2001 have been incorporated by reference in this prospectus and in the registration statement in reliance upon the report of KPMG LLP, independent certified public accountants, incorporated by reference herein, and upon the authority of said firm as experts in accounting and auditing.

LEGAL MATTERS

                The validity of the shares of common stock offered hereby has been passed upon for us by Wilson Sonsini Goodrich & Rosati, Professional Corporation, Palo Alto, California.